Exhibit 1.1

KongZhong Corporation Appoints New Senior Vice President of Sales and Marketing

Beijing, China, October 4, 2004 — KongZhong Corporation (Nasdaq : KONG), a leading provider of advanced second generation (2.5G) wireless value-added services in China, today announced the appointment of Mr. Hai Qi as the Company’s new senior vice president of sales and marketing. Ms. Xianghong Chen, the Company’s marketing director, has left the Company to pursue other interests. Commenting on the transition, Mr. Yunfan Zhou said, “We appreciate the work that Xianghong has done for the Company and wish her the best in her new endeavor. We are very pleased to have Hai Qi join us as we take the Company to the next level. With his knowledge and expertise of this market, we believe that he will be able to help us expand our distribution channels and strengthen our partnership with the mobile operators.”

Before joining the Company, Mr. Qi was a vice president at ASPire Technologies and the chief representative in its Beijing office. ASPire Technologies is a leading mobile data solutions provider in China whose main product, Mobile Information Service Center (MISC), is used by China Mobile. Mr. Qi was in charge of the overall management of ASPire’s business in northern China, including its sales organization, and the operation and management of the technology platform upon which MISC is run. Prior to ASPire Technologies, Mr. Qi was the chief representative in the Beijing office of Shanghai Intrinsic Computer Company, a predecessor company of Linktone Ltd., where he was responsible for building partner relationships with mobile operators and directing the sales operation for the northern China region. Mr. Qi graduated from Tianjin University with a degree in industrial engineering.

About the Company:
KongZhong Corporation is a leading provider of advanced second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator’s portal or web site.

Contact: Richard Wei
Chief Financial Officer
Tel.:	+86 10 8857 6000 x6935
Fax:	+86 10 8857 5891
E-mail:	rwei@kongzhong.com
Skype ID:	richard.wei